UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 6, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

SIGNATURES

Documents Furnished By the Registrant

1. Press Release of the Registrant dated November 1, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: November 6, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Morgan Stanley Asia Pacific Summit Hugh Harley Group Executive, Retail Banking Services Commonwealth Bank of Australia November 2003

Good afternoon

Thankyou for attending today’s presentation

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 5 November 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Agenda Operating Environment Performance Transformation

Agenda:

•Review operating environment in Australia

•Review Bank’s performance

•Details of new transformation program.

•Given role in the Bank, discussion will draw more heavily on retail banking segment of our business.

Happy to take questions at end of session.

The Operating Environment

Australia's economy has been resilient Source: RBA, OECD. Data is for calendar years 1992-2002. Australia United States

•Australia’s economy resilient in global context

•Aus vs US - outperformed on a number of measures over last decade.

•However, downside risks remain as we are not immune from the impact of the global economy.

•Economic growth FY30/06/03 was 2% (FY02: 3.8%, so some moderation but still travelling OK)

Credit growth has been strong, but banking margins have been squeezed Source: Company Financial Statements Average Operating Margins* 4 Major Banks (1997 - 2002) *Margin calculated as Total Income/Total Controllable Assets Credit (3 month ended annual rates) Source: Reserve Bank
•	Economic growth and low interest rates underpinning strong credit growth, particularly housing.

•	Credit rose 13.7% over 12 months to August 2003.

•	Expect moderation back to 7-10% - timing uncertain.

•	Given competitive market, expect moderation to happen in environment of reducing operating margins, with NIM expected to reduce by 10bps per annum.

•	Of 15 AAA rated countries, Australia has highest interest rates: more flexibility in monetary policy.

•	In reducing NIM environment, efficiency becomes a major factor.

Notes to Chart:
•	Total Controllable Assets refers to balance sheet assets + Funds under management and administration (excl. custody assets under administration)

$ Billion Source: DEXX&R projections February 2003. Funds management data assumes 5% post fee returns. Projected Size of Various Product Segments $ Billion Funds Management Life Insurance Demographic changes place emphasis on self funded retirement
•	Demographic changes: Australia’s ageing population is living longer

•	That combined with 9% compulsory superannuation requirement puts emphasis on self funded retirement.

•	In the coming decade, we expect funds management to grow at 8% pa and life insurance at 10% pa.

•	Growth rates such as these emphasise the importance of being in wealth management.

Performance

FY03 result: 3% improvement in cash profit and 9% improvement in underlying profit Net Profit After Tax (cash basis)* Net Profit After Tax (underlying)** June 2003 $2,579m $2,687m June 2002 $2,501m $2,468m Change 3% 9% * ie excluding appraisal value uplift/reduction (2003: -$245m; 2002: $477m) and goodwill amortisation (2003: $322m; 2002: $323m). Unless otherwise stated the numbers in this presentation refer to the net profit after tax (cash basis) and all comparisons are to the prior comparative period. **ie cash profit excluding first time expenses of restructuring initiatives and employee share plan costs
•	The Bank’s recent profit result 30/06/03:

•	Cash profit: 3% improvement to $2.6bn.

•	Excluding first time expenses and investment returns, underlying NPAT was $2.69bn, up 9%.

•	First time expenses:
•	$214m strategic initiatives

•	$45m: two years of ESAP costs

•	Underlying profit growth slightly ahead of peers.

Banking performance drove underlying growth of 9% in FY03
•	In terms of business performance, the underlying result reflects:
•	Strong performance in the banking business, driven by the continued growth of the housing market in Australia and New Zealand.

•	A life insurance result that shows solid profit growth, and

•	A Funds Management result, impacted by market conditions.

9% growth in lending assets ** Excludes securitised housing loan balances $6.5b (Jun 03), $7.0b (Jun 02). $ billion 161 175 Lending Assets** Housing Personal Business & Corporate Bank Acceptances
•	To touch on some highlights of the banking result:

•	Total lending assets, excluding securitisation, increased by 9% to $175bn.

•	Increase driven by strong growth in home loan outstandings, up 17% to $100bn. New home loans sourced through proprietary and third party channels - split approx 2/3 proprietary and 1/3 third party. 30% of total balances relate to investment housing.

•	Growth in credit card balances was above industry growth, with good response to targeted sales and marketing campaigns. This resulted in 7% increase in personal lending balances.

•	Business and corporate loan outstandings (excluding bank acceptances) declined by 4% to $49bn due to:

•	a subdued market

•	increased syndication of assets off our balance sheet, and

•	a stronger Australian dollar, which impacts the value of loans, and level of activity.

•	The credit quality of our portfolio improved over the year with the annual bad and doubtful debt charge reducing by 32% to $305m. The ratio to risk weighted assets ratio is 21 basis points, which is the lowest of our domestic peers.

•	APRA, in its recent analysis of bank lending portfolios, noted that CBA’s exposure to high risk loans (ie LVR > 80% and less than 2 years old) was below the median of the peer group.

Key shareholder ratios improved June 2003 203 cents 154 cents 76% 13.27% 6.96%* June 2002 197 cents 150 cents 76% 13.12% 6.78% Change 3% 3% - 2% 3% Earnings per Share Dividend per Share Dividend Payout Ratio Return on Equity Tier 1 Capital Ratio * This ratio does not include the USD550m hybrid capital issue undertaken in August 2003. For more information, visit: www.commbank.com.au/shareholder
•	In terms of key shareholder ratios for the Group:
•	DPS and EPS up 3%.
•	Cash ROE up 15bps to 13.27%. Underlying ROE: 13.8%, up 68bps.
•	Tier 1 capital ratio further strengthened during the year to 6.96% - this is at the upper end of target.
•	Tier 1 ratio does not reflect USD550m hybrid (effect 56 basis points).
•	Ratings agencies have reaffirmed long term stable outlook. Unchanged since 1996.

Another record dividend
•	The Bank’s final dividend: 85 cents fully franked.
•	Total full year dividend to 154 cents.
•	Dividend payout ratio of 76% remains high relative to peers.

Strategic initiative targets were achieved and the Banking cost to income ratio improved Costs Benefits Net Cost Annual Benefit $m $m $m $m Target 227 84 143 159 Outcome 214 69 145 165 Revenue: $40m Strategic Initiatives FY03: 6% 4% 10% improvement over two years Costs: $125m Banking cost to income ratio:
•	Have successfully implemented FY2003 strategic initiatives to improve productivity -
•	with program costs lower than target, and

•	annualised benefits above target. Benefits are $40m revenue and $125m costs.
•	Productivity improvement in banking cost to income ratio: 10% improvement over the last two years.

September 2003 Quarter: Performance Continued high levels of credit growth Deposit growth above expectations Strong investment returns Increased FUM Growth in insurance premium income
In relation to performance for the 1st quarter of 2004, we have experienced:
•	Continued high levels of credit growth, particularly in the housing sector
•	Deposit growth above expectations
•	Strong investment returns
•	Increased FUM
•	Growth in insurance premium income
•	If current market conditions continue for the remainder of this half year, growth in underlying cash earnings could be sufficient to offset transformation costs incurred in the half year.
•	At this stage, there appears to be sufficient momentum in the economy to support solid underlying earnings growth for the full year, although the rate of growth may moderate in the second half.

Transformation

Let’s now turn to the Bank’s transformation program, which was launched in September 2003.

We have a successful track record on execution. Transformation of service is the next phase Privatisation Efficiency Online Service Wealth Management Service Transformation
•	Since privatisation in the 1990’s, the Bank has undertaken a number of programs aimed at positioning itself to meet the changing environment and to create value.
•	Colonial acquisition provides a good strategic platform for the next 10-15 years.
•	Now have a broader offering: time to better exploit what we have.
•	Transformation of service is the next stage of our strategy.

Why service transformation is necessary Environment Customer need Demographic change Monetary cycle High value creation Through advice and investment Even better value Imperatives for the Bank Service transformation Competitive superiority
Why is transformation necessary?

Look at from customer point of view:
•	We have an ageing population who need to fund a longer timespan in retirement.
•	The current low interest rate environment will eventually trend back towards a higher norm making many investment options more costly for them.
This means customers will be seeking:
•	Value creation through advice and investment.
•	Greater value for money.
That, combined with an outlook of lower industry margins, means that we need to ensure that CBA operates:
•	as a true service organisation and
•	in a way that provides competitive superiority.

Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable via Engaged people who are empowered, motivated and skilled to deliver Supported by Through There are three themes in our service transformation Customers are saying: "Know me, give me what I want and do it reliably"
Program called ‘Which new bank’
Three themes: customers, people and processes:
•	We want customers to experience service that is responsive, convenient and reliable. Customers are saying, “know me, give me what I want and do it reliably”.
•	Served by engaged people who are empowered, motivated and skilled to deliver and
•	People supported by simple processes that are fast, accurate and effective. Processes that are ‘simply better’.

Simple processes 'To excel in customer service' Customer service via Engaged people Supported by Through There are over 100 initiatives ... grouped into 20 key workstreams Service/Sales 1. Segment and Advice Effectiveness Alignment 2. Advice Implementation 3. Service/Sales system 4. Divisional sales and service improvements IT Enablers 5. IT infrastructure 6. Single view Distribution 7. Distribution optimisation Efficiency 8. Branch use for IBS/PFS/RBS 9. Branch redesign Product 10. Product bundling and pricing 11. New product/service introductions Performance 12. Performance culture Culture diagnostic, management systems and actions Support 13. Support function redesign Process/product 14. End to end process redesign 15. Local site improvement 16. Product/system rationalisation IT Efficiency 17. IT efficiency 18. IT sourcing Purchasing 19. Purchasing improvements 20. Property rationalisation
•	Whole of business approach to transformation
•	More than 100 initiatives grouped into 20 key workstreams
•	Each workstream is sponsored by a member of the Executive Committee, who are active in implementation.

Customers: Initiatives predominantly drive revenue benefits Distribution Efficiency Product Sales and Service Effectiveness East 33 37 30 Distribution efficiency Product Sales and Service effectiveness $460m Estimated benefits (pre tax) realised in 2006 IBS redesign Enhanced branch service Branch redesign Branch sales effectiveness IBS service and sales model PFS service model Adviser academy Cross sell to CommSec RBS product review and rationalisation PFS structured campaign management Rollout of WRAP platform and adviser workbench Examples Examples Examples
•	Customer initiatives cut across product offerings, sales and service and distribution, using a number of technology enablers.

•	Some examples of initiatives underway or about to be launched are on the slide.

•	Where these initiatives were already underway pre-transformation, we are accelerating their implementation.

•	Benefits expected in the region of $460m pre tax.

Notes to Reader:

RBS: Retail Banking Services

IBS: Institutional & Business Services

PFS: Premium Financial Services

Customers: Transformation Outcomes Improved customer experience, including: More modern branches better suited to community needs Average queue time reduction of 35% Increased branch manager visibility Innovative financial solutions better suited to customer needs More informed view of the customer Greater customer access to financial planning services and advice
•	These are just some of the service outcomes we expect our customers to notice once program is implemented.

•	To call out a couple of examples, our customers will benefit from:
•	More than 10% of branches will be modernised each year to better meet the needs of local communities

•	Branch managers will have more time to deal directly with customers and for training staff. Customer service roles will be redefined to increase customer contact time by 50%.

•	Customers will have greater access to financial planning service and advice, through the training of more than 200 additional financial planners.

Initiative name Initiative description Size of prize Status > $100m $50m - $100m Estimated pre tax benefits realised in 2006 $30m - $49m $10m - $29m Branch sales effectiveness Reinvigoration of a world standard service and sales culture. Customer Service (CSO) roles redefined to increase customer contact time by 50%. Increase Branch Manager time with customers and time coaching staff. Pilot IBS service and sales models Grow revenue by increasing cross sell in business banking, growing market share in corporate banking and increasing penetration in institutional banking. Design PFS service model Complete rollout of the relationship management team (POD) structure. Improvement in productivity for relationship managers of around 50%. Rollout IIS Adviser Academy Establish the Commonwealth Adviser Academy to train financial planners. Design Cross sell to CommSec Offer over one million CommSec clients, with only a trading account, an integrated core banking and brokerage offering at a competitive price. Rollout Customers: Initiatives predominantly drive revenue benefits
This slide gives you some more information on just some of the initiatives we are undertaking to improve sales and service effectiveness.

To call one out that relates to the retail bank:

•	Branch sales effectiveness - will discuss in more detail shortly.

Initiative name Initiative description Size of prize Status > $100m $50m - $100m Estimated pre tax benefits realised in 2006 $30m - $49m $10m - $29m Enhanced Branch Service, Branch Redesign Maximise efficiency and effectiveness in branch workflow by improving queue management practices, improving resource scheduling practices and introducing in branch self service. Improve branch environment for customers. Pilot IBS redesign Sales people have dedicated client portfolios giving client one point of contact Increased revenue delivered by freeing up sales people to spend more time with clients through simplified processes and faster decision making Costs reduced through simplified processes and centralising the handling of routine enquiries/transactions Rollout Increased revenue generation via: The launch and repositioning of cash products Introduction of 18-24 year old graduate offering, partnership program and club communications Review and rationalise product sets where appropriate Design RBS product review and rationalisation PFS structured campaign management Targeted sales campaigns based around investment ideas tailored to specific customer groups with known needs. Recent examples include Installment warrants, Protected Portfolio Loans and 20 Year Fixed rate loans Rollout IIS WRAP and Adviser workbench Develop integrated platform for interaction with multiple adviser channels Design Customers: Initiatives predominantly drive revenue benefits * *$5m - $9m
This slide provides some more information about some of our product and distribution efficiency programs.

Example: enhanced branch service and branch redesign, which is aimed at:

•	maximising efficiency and effectiveness in branch workflow

•	improving branch environment for customers.

•	Already made some quick wins in areas such as queue management.

Retail branch sales effectiveness is being trialled in 12 branches Focus on Customer Service Officers (CSOs); - redefine role to focus on identifying and satisfying customer needs - KPIs, targets & incentives clearly aligned to customer outcomes - emphasis on sales skills, role plays & coaching - Initial pilot completed - early results encouraging Branch Manager Role; - from back-office to front-line - move focus from administration to front-line staff coach - greater customer "visibility" - positive sales results and great feedback from staff & customers Also - Outbound Call Centre, Leads Generation & Tracking
•	Like to touch briefly on branch sales effectiveness program we are undertaking in the Retail Bank:

•	Branch Sales Effectiveness covers a number of things we are doing to improve the frontline interface with customers.

Includes;

•	redefining customer service roles to focus exclusively on the customer (ie no administration)

•	physically moving the branch manager to the front of the office to act as a service coach for his team and to interact with customers

•	upskilling, with particular focus on coaching and role playing

Initial results of the pilot are positive Breakaway sites Control sites (equivalent FTE) Week 1 Week 2 Week 3 Week 4 Week 6 Referrals to specialists per FTE Week 5 Week 7 Week 8 Week 1 Week 2 Week 3 Week 4 Week 6 Cross-sell ratio Week 5 Week 7 Week 8 Baseline: 100 Baseline: 100 Individualised sales coaching Rigorous performance mgmt. Time freed-up for service/sales
•	Early results in 12 pilot branches have been encouraging

•	Clear improvement in referral & cross-sell rates in particular

•	Broader rollout is currently underway (100+ branches)

Retail Banking Services: Strength of Relationships Score %

One of our key customer satisfaction measures in the retail bank looks at “Strength of Relationship”.

There has been some encouraging improvement in this measure in recent times.

The % of customers who are advocates for the Bank has improved from 15 to 22%.

People: Engagement improves the customer experience Source: Gallup Organization. Note: Gallup Workplace Survey was not commissioned by the Bank in 2000. Commonwealth Bank percentile ranking in Gallup database
•	Our people initiatives are aimed at maximising the engagement of our staff.
•	To give you some background:
•	Bank participates in Gallup Workplace Survey, which measures levels of staff engagement.
•	CBA has come a long way since we started the survey in 1999, however there is still some way to go.

People: Transformation Outcomes A better experience for our people, derived from: Taking direction from people that serve our customers Enabling frontline people to solve customer problems Investing in the development and training Measuring performance on customer outcomes Recognising and rewarding people for superior service
•	Focus of people workstream is to implement a cultural change program that is performance driven.
•	Quantification of benefits have not been assigned directly to this program.
•	However, increased levels of engagement are expected to have a tangible impact on branch performance and customer service.
•	The main outcome we want from this program is a better experience for our people.
•	An example of this in practice is that we will be doubling the investment in the training and development of our people over the next years, using facilities such as a new adviser academy.

Level of engagement has a tangible impact on customer service and business performance Bottom 15% Staff Engagement Score1 > 4.23 Top 15% < 3.72 Average Business Performance Against Plan 107% 72% Average Service Score2 90.3% 83% 1CBA business unit results, 2002, score out of 5 2 An aggregate measure which reflects mystery shopping, application and other processing accuracy, ATM availability, product knowledge, queue time and telling accuracy 8.8 % increase 48.6% increase In addition the top performing areas receive 50% less complaints and 40% more compliments

Just to highlight the importance of engaged staff:

In retail banking, we have mapped Gallup data against area service scores and business performance.

Have found that a strong level of correlation between:

•	staff engagement,

•	customer service and

•	business performance.

We are framing our cultural change within the context of our service aims Customer focus driven by a sales and service culture Operational simplicity and relentless execution driven by a efficiency and sustainability culture New deal for our people through performance management and people develop- ment Showing the way through energising leadership Working together with a common purpose Unlocking our potential With our customers With our people With our operations

Cultural change in the retail bank is being pursued within an integrated framework

Key elements;

•	simplicity of systems & processes (make the job easier)

•	performance management

•	development & skilling

•	energised leadership

Trying to instil passion into everything we do

Processes: Initiatives predominantly drive cost benefits Support IT efficiency Purchasing and Property Process / Product simplification East 31 20 6 43 Support Purchasing & Property IT efficiency $440m Estimated benefits (pre tax) realised in 2006 Process / product simplification E2E home loans (RBS) World class manufacturing in retail operations (RBS) Support function redesign Purchasing efficiency IT demand management Examples Examples Examples Examples
•	Process initiatives cut across process/product simplification, support, IT efficiency, purchasing and property.

•	Some examples of initiatives underway or about to be launched are on the slide.

•	Where these initiatives were already underway pre-transformation, we are accelerating their implementation.

•	Benefits expected in the region of $440m pre tax - predominantly cost, some revenue.

Process Improvement: Transformation Outcomes Simpler, more effective processes resulting from: reduced number of IT systems reduced re-keying and paper handling streamlined approval processes Providing: improved responsiveness and faster cycle times increased accuracy and reduced information requests more time for frontline staff to serve customers

This slide sets out some of the process outcomes we expect to achieve from this program.

Underpinning all these outcomes is an aim of simpler, more effective processes that enable better customer service.

Initiative name Initiative description Size of prize Support function redesign Redesign the support functions across the Group by reducing duplication, complexity and low value added worked. We are aiming to reduce support function costs by 25% Status Design IT efficiency Improved management of IT spend across the Group Rollout End to End home loans (RBS) Implementation of a single end-to-end Home Loan process (covering all segments of the value chain) that will be optimised for efficiency and cost. Rollout Purchasing efficiency Review and optimise purchasing spend (excluding IT) across the Group Rollout World class manufacturing in retail operations Reorganise our back office operations to provide simple processes that are fast, accurate and efficient through application of world class manufacturing principles Pilot > $100m $50m - $100m Estimated pre tax benefits realised in 2006 $30m - $49m $10m - $29m Process Simplification: Initiatives predominantly drive cost benefits

This slide provides more information on some of the process simplification initiatives we are undertaking.

Two examples:

•	implementation of single end to end home loan process

•	application of world class manufacturing principles across 40-50 standalone sites.

•	Will now discuss each of these in turn.

End to End Home Loan supported by service initiatives are already underway and will be extended to other product lines r New Origination Platform (CMP) + Workflow Technologies r "Straight-through" processing (vanilla loans - application to documentation) r Rollout CMP to Mobile Lenders r Online Application Portal - Brokers r New Branch Servicing Model r Common Back-Office Processes r Automated Credit Decisioning June 2003 July 2003 Eliminate data re-keying + status tracking Nov 2003 Resolve customer enquiries on-the-spot Nov 2003 Jun 2004 Oct 2003 Jun 2004 85% of loans conditionally approved "on-the-spot" by Jun-06 Single, modern sales platform u u completed u Replicate process for personal loans and credit cards Completion of Programme Dec 2004 Single, modern sales platform Eliminate data re-keying + faster approval Back-Office Efficiencies u
•	We have a major programme underway to re-engineer our home loan process.

•	The aim is to improve cycle times for customers whilst extracting cost efficiencies.

•	Focus on common front-end platform (CMP) and common back-office processes.

•	Straight-through processing and online application capture to eliminate current re-keying of data at various points in the process.

•	Greater use of automated credit decisioning to result in 85% of loans being conditionally approved “on-the-spot” (by Jun-06).

•	New servicing model - customer enquiries and routine service requests to be processed at the front-line, without referral to back-office. Greater efficiency and improved service outcomes for the customer.

•	To be used as the “template” for re-engineering in other products.

Operations Processing (OPC) Example Improved work flows Standardised processes Removal of obstacles and redundant activity World Class Manufacturing pilots in retail will be expanded across the Bank Baseline establishment Establish the optimal 'flow rate' to balance processing Define optimal process flows Development of world class manufacturing prototype Demonstrate potential impact via pilot Determine sustainable model Roll out and implement world class manufacturing principles across OPCs ? ? ? ? ? ? completed
•	Work is underway to improve the efficiency of our back-office processing.

•	Encompasses Loans Processing, Operations Processing and Collections.
•	Given the scale of our business, efficiencies here will translate into significant value creation

•	Work already underway - applying World Class Manufacturing principles in Day-1 item processing in Operations Processing Centres.

•	Objective is to improve efficiency and reduce cycle times through;
-	improved workflows

-	standardised processes

-	elimination of redundant effort

-	optimal resource allocation

Financial impact and outcomes Over the next three years we will: Redirect the normal project spend of $600m Spend an additional $620m Invest a further $260m in our branch network Over the next three years this will result in: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividends per share each year Subject to current market conditions continuing
•	Turning now to the financial impact and outcomes of the program:

•	Over the next three years, the financial impact will be significant.

•	Normal project spend ($200m x 3) will be redirected, together with extra $620m over three years, to fund transformation activities.

•	In addition, the investment required to accelerate the branch refurbishment will total $260m.

•	The financial prize is large: EPS growth >10% CAGR subject to market conditions.

•	Committed to 4-6% pa productivity improvement and profitable market share improvement.

•	Expect that the costs of transformation will not stop us from increasing our dividend each year.

Investments & Benefits (1) Estimated benefits are recurring and continue to grow beyond 2006. They are comprised of 50% cost savings and 50% revenue improvement. Investment Analysis ($m) 2004 2005 2006 Total 2004-06 Estimated Investment Spend Initiatives 570 425 225 1,220 Branch refresh 90 85 85 260 Total Investment Spend (pre tax) 660 510 310 1,480 Estimated Benefits (pre tax) (1) 200 620 900
•	Slide sets out estimated spend and benefits for next three years.
•	The $1.2 billion of total initiatives relate to technology and project expenditure, including redundancies totalling $210m and an additional $100m for training, making $200m for training in total.

•	The investment spend on the branch refresh of $260m will be spread evenly over the three years.

•	Benefits broadly comprised 50% cost savings and 50% revenue improvement.

•	2006 benefits of $900 million are recurring and will continue to grow into the future.

Investment spend $100m+ $0-49m $50-99m Investment spend Total ($m) FY04 FY05 FY06 Themes Sales and service effectiveness Product offering Distribution efficiency Customers IT enablers Product and process simplification Support Purchasing/property IT efficiency Performance culture Processes People 425 225 570 Branch refurbishment 85 85 90 $1,220m $260m

This heatmap provides a guide to the allocation of the investment spend and the expected timing of this spend.

Total ($m) Benefit analysis Revenue Cost saving FY04 FY05 Themes Sales and service effectiveness Product offering Distribution efficiency Customers IT enablers Product and process simplification Support redesign Purchasing/property IT efficiency Performance culture Processes People FY06 $100m+ $0-49m $50-99m 200 620 900 $900m benefit realised in FY06

This heatmap shows where the main benefits from the program are expected to be derived and the expected timing of these benefits.

Around 50% of all initiatives have a payback inside 2 years

Productivity improvements of 4-6% pa CAGR over the next three years 52% Under 48% 0.85% Under 0.75% 57% Banking Cost to Income* Funds Management Cost* to Average FUM Life Cost* to Average Inforce Premiums Under 52% 2003 Actual 2006 Estimate * Includes commissions 2003 Actual 2006 Estimate 2003 Actual 2006 Estimate
•	This slide sets out our target ratios by major businesses.

•	Expense component of these ratios includes broker commissions.

•	Target is 4-6% pa improvement over the next three years.

Customer service culture, the next transformation Customer Service through Engaged People supported by Simple Processes

Just to reiterate:

Our transformation program is about:

•	Customer Service

through

•	Engaged People

supported by

•	Simple Processes.

Summary Operating Environment: Economy resilient Home loan growth continues Favourable outlook for Funds Management and Life Insurance Performance: 9% underlying profit growth Strong credit quality and capital position Good September 2003 quarter Which new Bank: Launched September 2003 Significant cultural transformation Size of the prize is large

In closing, the key points are:

•	In terms of the operating environment:
•	Australia’s economy has been resilient.
•	This has underpinned continuing growth in the home loan market.
•	The outlook for funds management and life insurance is also favourable.

•	In this environment, CBA:
•	recorded a 9% improvement in underlying profit growth for FY2003 and
•	improved its credit quality and strengthened its capital position
•	We have also seen a good 1st quarter for FY2004.

•	Finally the Bank’s transformation program launched September 2003;
•	represents a significant cultural transformation for the Bank and
•	offers significant cost and revenue benefits over coming years.

•	Thankyou - now take questions.

Morgan Stanley Asia Pacific Summit Hugh Harley Group Executive, Retail Banking Services Commonwealth Bank of Australia November 2003

Supplementary Slides: Transformation

We are serious about changing to be more customer focused Our plans are comprehensive, well thought through and already underway We have achieved encouraging results to date We are confident that we will meet our financial expectations

Plans are in place to complete our largest transformation Around $900 million of improvement initiatives (~50% customer, 50% simplicity ~50% cost, 50% revenue) 100+ initiatives within divisions and cross-divisional Opportunities identified Significant recurring value to be created through behavioural change Around one-third of value from new initiatives, one-third in planning, one-third already in progress Around 50% of all initiatives have a payback inside 2 years Profile of opportunities Staging and sequencing Group-wide initiatives concentrated early to 'clear the way' Immediate start for divisional initiatives Sequenced to align capacity with resourcing requirements

Our vision 'To excel in customer service'

Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable Focus of customer work streams Provide the best service and level of advice to each customer segment, including training more than 200 additional financial planners Proactively provide financial solutions based on the needs of customers, especially around important life events eg buying a home or retirement More than 10% of branches will be modernised each year to better meet the needs of local communities Average queue times reduced by 35% Improved client information available at the frontline, modelled on the successful single system currently used for premium clients Innovative financial solutions, including upgrades to NetBank via Engaged people who are empowered, motivated and skilled to deliver Supported by Through Customers will receive 'what they need, when they need it'...

Key value drivers for customer service initiatives have been identified Service and Sales Effectiveness IT Enablers Distribution Efficiency Product Sales force effectiveness Retention and run off Cross sell / penetration Credit approvals IT demand management IT system rationalisation Network optimisation Call centre efficiency Channel mix improvements Product rationalisation Pricing and bundling New products

ASB service and sales model - a proven success story Success has been widely recognised... 5th consecutive year rated NZ's No.1 Major Bank in terms of customer satisfaction1 3rd consecutive year rated No.1 Business Bank2 Best Bank in NZ3 Best Service Provider for any NZ company4 'Best in Class Status' Call Centre5 ....with service outcomes translating to the bottom line Operating profit has increased by more than 20% in each of the past four years Key market shares have increased every year over past decade 1, 2 University of Auckland survey of residential customers and business banking customers, 2002; 3 The Banker Country Awards, 2002 and 2003; 4 CGE&Y's Customer Service Survey, 2000; 5 TARPnz, 2001 and 2002

Service & Sales Process Examples of Actions Weekly ExCo service & sales meetings Structured focus on behaviour Drives continuous improvement Align meeting processes across the Group Inter-divisional Referral Process Service & Sales Reporting & Meetings Rewards & Recognition Metrics & 'formal incentives' Application of ASB service and sales system in Commonwealth Bank Application in Commonwealth Bank Recent pilot in the retail bank resulted in 82% increase in average number of referrals per employee Planned Group-wide roll-out Refresh existing relevant processes via training and continuous coaching and roll out across the Group Establish and roll-out common non-negotiable minimum standards of behaviour Introduce CEO Awards for excellent customer service Embed a culture of day-to-day recognition behaviour within teams Implement metrics, targets, KPIs and incentive programs that are aligned to customer centricity and customer-oriented behaviours

Our customer service will be delivered through engaged people Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable Focus of people work stream Implement a cultural change program - networked, performance driven Take direction from the people who serve our customers eg CEO emailbox and frontline representation on workstream reference groups Enable frontline people to solve customer problems through increased delegations and provision of decisioning tools Double the investment in training and development eg Adviser Academy Measure people on customer outcomes Recognise and reward people for superior service eg CEO Awards via Engaged people who are empowered, motivated and skilled to deliver Supported by Through

Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable Focus of simplification work streams Provide faster service through improved cycle times eg aim to fund approved personal loans in less than 24 hours More frontline time spent serving customers through the removal and automation of procedures Increased accuracy and reduced information requests through pre-populated forms and single data entry Simpler processes which will improve response times eg aim to retrieve transaction information for business clients within 2 hours Reduce the number of IT systems via Engaged people who are empowered, motivated and skilled to deliver Supported by Through Our people will be supported by processes that are 'simply better'

Key value drivers for process simplification have been identified Support function redesign including purchasing & property Process / product IT Efficiency Activity Value Analysis Purchasing effectiveness & demand reduction Marketing spend effectiveness Collections effectiveness Property usage effectiveness Process improvement & consolidation with divisions Standardisation & rationalisation across divisions Consolidation across divisions Process/system rationalisation IT maintenance IT simplification & standardisation IT supple management IT overhead effectiveness

We are drawing on lessons learnt from previous experience and are applying best practice principles to execute the transformation 1. Full-time teams with a tight scope and clear deliverables 2. Relentless focus by the entire top team ExCo KRAs aligned to program delivery ExCo play a sponsorship role on many of the initiatives 3. High involvement and engagement Idea generation from all staff Participation in surveys and focus groups to support the performance culture work KPIs aligned to service model 4. Staged program and project governance through divisional and group program offices Stage-gate investment process Regular review of initiative portfolio Master planning and prioritisation through staging of initiatives 5. Consistent, simple, communication - internally and externally 6. Sustained, intense program of cultural change - unblocking mindsets that inhibit breakthrough performance

A governance structure has been established to minimise execution risk CEO David Murray Group ExCo Group Strategic Delivery Divisional program office For each division Groupwide workstreams Sponsor from ExCo Leader Team Divisional initiatives Sponsor from line Leader Team Co-ordinated workstreams Divisional ExCo

Investment and Accounting Treatment $200m of software expenditure over the three years will be capitalised ($90m in 2004) and $260m over three years will be capitalised for branch refurbishment ($90m in 2004) In addition, $215m of the $248m capitalised software from previous years will be expensed in 2004 In 2004 we are required to provide for certain transformation costs in relation to future periods. This balance will be $210m at June 2004 reducing to $77m at June 2005 All other program costs which total $810m ($480m in 2004) will be expensed as incurred

Estimated Financial Impact of Transformation Costs Adjusted Cash EPS The following transformation costs will be added back to the 2004 cash earnings when considering the dividend payment: Total investment spend for 2004 660 Provision for future years (at June 2004) 210 Capitalised software and branch refurbishment (180) Normal annual spend (200) Expensing of previously capitalised software 215 total before tax 705 total after tax 500 $m
•	Transformation won’t stop us from increasing the dividend each year, subject to market conditions.
•	Costs of the transformation will be added back to 2004 cash earnings when determining the dividend.

Impact on Annual Profit (excluding all benefits and amortisation)

Dividends & Capital Subject to current trading conditions being maintained, we would expect the 2004 dividend per share growth to be in line with earnings per share growth, after adding back the transformation costs We will continue to issue shares to satisfy the DRP which, subject to approvals, should enable a structured share buyback to go ahead We expect to remain within our target capital ratios and maintain our current ratings
•	Expect dividends per share to be in line with EPS growth, after adding back transformation costs (subject to market conditions).

•	Consistent with our peers, will issue shares to satisfy DRP.

•	Subject to necessary approvals, this should enable structured buy back to proceed.

•	Expect capital position to be within our target range and to maintain current ratings.

We have a workplan for implementation over the next three years Group 'Clear the way' 'Get on with it' 'Scale it up' 'Make it stick' Jun 06 Jun 05 Jun 04 Jan 04 Today 4 months 6 months 12 months 12 months M m Service/sales effectiveness IT enablers Distribution efficiency Product Performance culture Symbolic actions Engaged people Support Process/ product simplification IT efficiency Purchasing / property Process simplicity Customer services Coordinated Division